Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We consent to the incorporation by reference in the Registration Statement (File No. 333-81858) on Form S-8 of Valero Energy Corporation of our report dated June 18, 2013, with respect to the statements of net assets available for benefits of the Valero Energy Corporation Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Valero Energy Corporation Savings Plan.

/s/ KPMG LLP

San Antonio, Texas
June 18, 2013